November 21, 2024

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarterly Period Ended September 30, 2024
           File No. 001-41450
Dear Eve Chan:

        We have reviewed your November 5, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 30, 2024 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2024
Note 8. Prepayments, page 13

1. We note your revised disclosures in response to prior comment 1. Please address the following:
           Revise to disclose that the BTC Sellers are not a party to the BTC Contract and are under no legal obligation to sell their BTC holdings to the Association
           Seller.
           Reconcile your disclosure that states the Amended BTC Contract does not have a fixed term with Section 2.2 of the September 24, 2024 Amended and Restated
           BTC Trading Contract, which indicates transactions must be completed within 12 months of the Effective Date.
           Considering BTC sellers do not have any legal obligation to sell their BTC holdings to the company, explain the relevance of Schedule I in the September 24,
 November 21, 2024
Page 2

          2024 Amended Contract, which appears to imply these are the designated sellers of BTC.
Item 5. Other Information, page 22

2.     We note your proposed revised disclosures in response to prior comment
2. Please tell
       us, and revise your disclosures as necessary to clarify, whether
Party B (Seller)    in
       the Bitcoin Option Contract dated May 2, 2024 legally owns the virtual currency or whether Party B is also an Autonomous Organization similar to your BTC Trading
       Contract.
General

3. As previously requested in our prior comment 4, please revise both the March 31,
       2024 and June 30, 2024 Form 10-Q/A filings to label all affected financial statements as restated and include a footnote describing the nature of each error and the effect of such errors on each financial statement line item. We refer you to ASC 250-10-50-7.
       Also, file an Item 4.02 Form 8-K to address the errors related to both the March 31,
       2024 and June 30, 2024 financial statements and indicate that the previously issued financial statements should no longer be relied upon. We refer you to Instruction B to
       Form 8-K, which indicates that an Item 4.02 Form 8-K should have been filed within four business days after the occurrence of the event (i.e. your determination that the financial statements should no longer be relied upon).
4. We note the Forms 8-K filed on September 28, 2024, May 6, 2024 and September 27,
       2024 related to the BTC Trading Contract and Bitcoin Option Contract (i.e. Exhibit
       10.2 to the May 6, 2024 Form 8-K) were not all dated and signed, and did not identify the Seller. Revise to include signed and dated copies for each of the contracts and include the identification of Party B (Seller). In addition, please ensure that these agreements are listed in the exhibit index to your Form 10-K filings with the proper hyperlinks to where the exhibits can be found, and filed as an exhibit to the Form 10-
       Q in the period in which the contract was executed or becomes effective. We refer you to the Questions 146.02 and 146.05 to the Regulation S-K C&DIs.
        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Meng Lai